Exhibit 99.3

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. Kingsdale Shareholder Services Inc. (the "Depositary"), your broker or other financial advisor can assist you in completing this Letter of Transmittal.

THIS LETTER OF TRANSMITTAL AND NOTICE OF ELECTION IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING MINEFINDERS CORPORATION LTD., THE SHAREHOLDERS OF MINEFINDERS CORPORATION LTD., AND PAN AMERICAN SILVER CORP.

THIS LETTER OF TRANSMITTAL AND NOTICE OF ELECTION MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL AND NOTICE OF ELECTION ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. IN PARTICULAR, IF THIS LETTER OF TRANSMITTAL AND NOTICE OF ELECTION IS NOT RECEIVED BY THE DEPOSITARY BY 5:00 P.M. (PACIFIC TIME) ON THURSDAY, MARCH 22, 2012, YOU WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE FULL PRORATION OPTION (AS DEFINED BELOW) IN CANADIAN DOLLARS PER MINEFINDERS SHARE.

LETTER OF TRANSMITTAL

FOR COMMON SHARES OF

MINEFINDERS CORPORATION LTD.

This Letter of Transmittal, or a manually signed facsimile, is for use by registered shareholders ("Minefinders Shareholders") of common shares ("Minefinders Shares") of Minefinders Corporation Ltd. ("Minefinders") in connection with the proposed arrangement (the "Arrangement") involving Pan American Silver Corp. ("Pan American"), that is being submitted for approval at the meeting of securityholders of Minefinders to be held on March 26, 2012 (the "Meeting"). Minefinders Shareholders are referred to the Notice of Special Meeting and Information Circular dated February 17, 2012 (the "Circular") prepared in connection with the Meeting that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

The Effective Date of the Arrangement is anticipated to be on or about March 30, 2012. The Plan of Arrangement contemplates that Minefinders Shareholders (other than any Dissenting Shareholders) will be entitled to elect to receive at the Effective Time, in exchange for each Minefinders Share held, either:

(i)	0.55 of a Pan American Share and $1.84 in cash (the "Full Proration Option");

(ii)

0.6235 of a Pan American Share and $0.0001 in cash (the "Pan American Share Option") subject to proration on the basis of an aggregate maximum number of Pan American Shares equal to the Available Share Amount; or

(iii)	$15.60 in cash (the "Cash Option"), subject to proration on the basis of an aggregate maximum cash amount equal to the Available Cash Amount.

In exchange for any Minefinders Shares for which no election is made, Minefinders Shareholders will be deemed to have elected to receive the Full Proration Option per Minefinders Share. The Pan American Share Option and the Cash Option are subject to proration. Please refer to the Circular for details.

The elections available to you in respect of the Consideration you wish to receive under the Arrangement are complex and involve investment decisions and tax consequences. You should consult your investment and tax advisors prior to making your election.

Fractional Pan American Shares will not be issued to Minefinders Shareholders in connection with the Arrangement. The number of Pan American Shares to be issued to Minefinders Shareholders will be rounded down to the nearest whole Pan American Share in the event that a Minefinders Shareholder is entitled to a fractional Pan American Share and the Minefinders Shareholder will receive a cash payment in Canadian dollars, unless otherwise elected, (rounded down to the nearest cent) determined on the basis of an amount equal to $25.02, being the closing sale price per Pan American Share on the last full trading day prior to the date on which Minefinders and Pan American announced they had entered into the Arrangement Agreement, multiplied by the fractional share amount. Minefinders Shareholders should refer to the full text of the Plan of Arrangement which is attached as Appendix B to the Circular.

In order to receive the appropriate number of Pan American Shares and/or cash that a Minefinders Shareholder is entitled to receive under the Arrangement, Minefinders Shareholders are required to deposit the certificates representing Minefinders

Shares held by them, if any, with Kingsdale Shareholder Services Inc. (the "Depositary"). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Minefinders Shares deposited for payment of the applicable Consideration pursuant to the Arrangement. If you are a U.S. Person (as defined in Instruction 9, "Important Tax Information for U.S. Shareholders"), you must also complete the Substitute Form W-9 set forth on page 9 (see Instruction 9, "Important Tax Information for U.S. Shareholders").

For your elections to be effective, this Letter of Transmittal, properly completed and duly executed, and accompanied by the certificates representing your Minefinders Shares, if any, together with all other documents required by the Depositary, must be received by the Depositary no later than 5:00 p.m. (Pacific time) on March 22, 2012 (the "Election Deadline") at one of the addresses specified on the back page of this Letter of Transmittal. If the Depositary does not receive the required documentation by the Election Deadline (or any extension thereof), you will be treated as a non-electing Minefinders Shareholder as described above and you will be deemed to have elected to receive the Full Proration Option per Minefinders Share. Minefinders Shareholders who do not deliver their Minefinders Share certificates, if any, and all other required documents to the Depositary on or before the date which is six years after the Effective Date shall lose their right to receive the Consideration for their Minefinders Shares.

As of the Effective Date, you will cease to be a Minefinders Shareholder and will only be entitled to receive the share certificates representing Pan American Shares and/or cash to which you are entitled under the Arrangement upon delivery of all required documents to the Depositary.

The Arrangement is subject to a number of conditions, some of which are beyond the control of Minefinders and Pan American, accordingly the exact timing of the implementation of the Arrangement is not currently known. Pan American and Minefinders currently expect the Arrangement to become effective on March 30, 2012.

TO:	KINGSDALE SHAREHOLDER SERVICES INC., at the office set out herein

AND TO:	MINEFINDERS CORPORATION LTD.

AND TO:	PAN AMERICAN SILVER CORP.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Minefinders Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

Kingsdale Shareholder Services Inc. (the "Depositary"), or your broker or other financial advisor, can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers). Persons whose Minefinders Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance.

FOR MINEFINDERS SHAREHOLDERS WHOSE MINEFINDERS SHARES ARE REPRESENTED BY SHARE CERTIFICATE(S):

In order for Minefinders Shareholders whose Minefinders Shares are represented by share certificate(s) to receive the elected Consideration, such Minefinders Shareholders are required to deposit the certificates representing the Minefinders Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Minefinders Shares deposited for payment pursuant to the Arrangement.

FOR MINEFINDERS SHAREHOLDERS WHOSE MINEFINDERS SHARES ARE REPRESENTED BY DIRECT REGISTRATION SYSTEM (DRS) ADVICE(S) ONLY:

In order for Minefinders Shareholders whose Minefinders Shares are represented by DRS advice(s) only to receive the elected Consideration, such Minefinders Shareholders are required to deposit with the Depositary this Letter of Transmittal, properly completed and duly executed, together with all other required documents, in respect of Minefinders Shares deposited for payment pursuant to the Arrangement. It is not necessary to first obtain a share certificate for the Minefinders Shares or deposit with the Depositary any share certificate or DRS advice evidencing those Minefinders Shares.

Deposit

In connection with the Arrangement being considered for approval at the Meeting, upon the terms and subject to the conditions set forth in the Plan of Arrangement, the undersigned hereby deposits with the Depositary for transfer the following Minefinders Shares, details of which are as follows:

(Please print or type)

Share Certificate Number or DRS Advice Number	Name in which Registered	Number of Minefinders Shares Represented by Share Certificate or DRS Advice

TOTAL:

Notes:

1.	If space is insufficient, please attach a list to this Letter of Transmittal in the above form.

2.

The total of the numbers filled in above must equal the total number of Minefinders Shares represented by the share certificate(s) enclosed with, and/or DRS advices referenced in, this Letter of Transmittal.

Election of Consideration

Please indicate your election of one of the following as the applicable Consideration you wish to receive under the Arrangement for each Minefinders Share which you hold (please check only one):

☐	1.	0.55 of a Pan American Share and $1.84 in cash (the "Full Proration Option");

☐	2.

0.6235 of a Pan American Share and $0.0001 in cash (the "Pan American Share Option"), subject to proration on the basis of an aggregate maximum number of Pan American Shares equal to the Available Share Amount; or

☐	3.	$15.60 in cash (the "Cash Option"), subject to proration on the basis of an aggregate maximum cash amount equal to the Available Cash Amount.

Notes:

1.

Receiving the Pan American Share Option, alternative 2 above, is subject to the Available Share Amount (as defined in the Circular). If this cap is not reached, each Minefinders Shareholder electing this alternative will receive 0.6235 of a Pan American Share per Minefinders Share. If the cap is reached, each Minefinders Shareholder electing this alternative will receive in Pan American Shares its pro rata share of the Available Share Amount, which will be less than 0.6235 of a Pan American Share for each Minefinders Share deposited, but in any event, no such Minefinders Shareholder will receive less than 0.55 of a Pan American Share for each Minefinders Share deposited, and the balance of the Consideration payable will be in cash. Please refer to the Circular for details.

2.

Receiving the Cash Option, alternative 3 above, is subject to the Available Cash Amount (as defined in the Circular). If this cap is not reached, each Minefinders Shareholder electing this alternative will receive $15.60 in cash per Minefinders Share. If the cap is reached, each Minefinders Shareholder electing this alternative will receive in cash its pro rata share of the Available Cash Amount, which will be less than $15.60 in cash for each Minefinders Share deposited, but in any event, no such Minefinders Shareholder will receive less than $1.84 in cash for each Minefinders Share deposited, and the balance of the Consideration payable will be in Pan American Shares. Please refer to the Circular for details.

3.

No fractional Pan American Shares will be issued in exchange for Minefinders Shares pursuant to the Arrangement. The number of Pan American Shares to be issued to Minefinders Shareholders will be rounded down to the nearest whole Pan American Share in the event that a Minefinders Shareholder is entitled to a fractional Pan American Share and the Minefinders Shareholder will receive a cash payment in Canadian dollars (rounded down to the nearest cent) determined on the basis of an amount equal to $25.02, being the closing sale price per Pan American Share on the last full trading day prior to the date on which Minefinders and Pan American announced they had entered into the Arrangement Agreement, multiplied by the fractional share amount. Please refer to the Circular for details.

4.

If you do not make an election as to the applicable Consideration you wish to receive in the Arrangement, you will be deemed to have elected to receive the Full Proration Option per Minefinders Share (i.e. alternative 1 above).

5.	If more than one of the above alternatives is selected, the election will be considered invalid and you will receive the Full Proration Option per Minefinders Share (i.e. alternative 1 above).

6.	You should consult your investment and tax advisors prior to making an election as to the Consideration you wish to receive under the Arrangement.

It is understood that, upon receipt of this Letter of Transmittal duly completed and signed and of the certificate(s), if any, representing the Minefinders Shares deposited herewith (the ''Deposited Shares") and following the Effective Time of the Arrangement, the Depositary will deliver to the undersigned the applicable Consideration that the undersigned elected to receive and is entitled to receive under the Arrangement, or hold such Consideration for pick-up in accordance with the instructions set out below, and any certificate(s) representing the Deposited Shares shall forthwith be cancelled. It is understood that all payments (including delivery of Pan American Shares) will be net of any amounts required to be withheld by law including in respect of applicable withholding taxes. Pursuant to and as required by applicable laws, the Depositary shall withhold any amounts whatsoever from the amounts otherwise payable to a Minefinders Shareholder and remit such amounts to the applicable government authorities.

The undersigned holder of Minefinders Shares represents and warrants in favour of Minefinders and Pan American that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the Consideration is paid, none of Minefinders and Pan American, or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is accurate, and (vii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior to the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares. These representations and warranties shall survive the completion of the Arrangement.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any Minefinders Shares surrendered in connection with the Arrangement shall be determined by Minefinders in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon Minefinders, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned (a) understands that whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Date, the undersigned will cease to be a Minefinders Shareholder and, subject to the ultimate expiry identified below, will only be entitled to receive the applicable Consideration to which the undersigned is entitled under the Arrangement; and (b) acknowledges and agrees that failure to surrender any certificates which, prior to the Effective Date, represented issued and outstanding Minefinders Shares with all other instruments required by this Letter of Transmittal, on or prior to the sixth anniversary of the Effective Date will result in such certificates ceasing to represent any claim or interest of any kind or nature against Minefinders, Pan American or the Depositary.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares. The undersigned irrevocably constitutes and appoints the Depositary and any officer of Minefinders, and each of them and any other persons designated by Minefinders or Pan American in writing, the true and lawful agent, attorney-in-fact and proxy of the undersigned with respect to the deposited Minefinders Shares, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) register or record the transfer of such Minefinders Shares on the registers of Minefinders; and (b) execute and deliver, as and when requested by Pan American, any instruments of proxy, authorization or consent in form and on terms satisfactory to Pan American in respect of such Minefinders Shares, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Minefinders Shares for all purposes, other than in connection with the Meeting. The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Minefinders Shares other than as granted in a form of proxy for use at the Meeting.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs Pan American and the Depositary to mail any certificate(s) representing the Pan American Shares that the undersigned is entitled to receive under the Arrangement and/or the certified cheque representing the cash component of the applicable Consideration and in lieu of any fractional Pan American Shares that a Minefinders Shareholder may be entitled to, if any, for the Deposited Shares promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificate(s) and/or certified cheque for pick-up, in accordance with the instructions given below.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Box A or Box B or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Minefinders.

The cash payments to former Minefinders Shareholders will be denominated in Canadian dollars. However, Minefinders Shareholders can also elect to receive payment of the cash to which they are entitled under the Arrangement in U.S. dollars by checking the box set out below in Box H of this Letter of Transmittal, in which case each such Minefinders Shareholder will have acknowledged and agreed that the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. A Minefinders Shareholder electing to receive payment of the cash to which it is entitled under the Arrangement made in U.S. dollars will have further acknowledged and agreed that any change to the currency exchange rates of the United States or Canada will be at the sole risk of such Minefinders Shareholder. The Depositary may receive a fee from its banking institution for referring foreign exchange transactions to it.

If a Minefinders Shareholder wishes to receive payment of cash to which it is entitled under the Arrangement in U.S. dollars, the box set out below in Box H of this Letter of Transmittal must be checked. Otherwise any cash payments will be made in Canadian dollars.

It is understood that under no circumstances will interest accrue or be paid on the Consideration payable in respect of the Deposited Shares in connection with the Arrangement.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Minefinders Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

PLEASE COMPLETE ALL BOXES, AS APPROPRIATE

BOX A	BOX B
☐ ISSUE PAN AMERICAN SHARES/CERTIFIED	SPECIAL DELIVERY INSTRUCTIONS
CHEQUES (if applicable)
To be completed ONLY if the Consideration to which the
IN THE NAME OF:	undersigned is entitled under the Arrangement is to be sent
(please print or type)	to someone other than the person shown in Box A or to an
address other than the address shown in Box A

☐ Same address as Box A; or
(Name)
(Street Address and Number)	(Name)
(City and Province or State)	(Street Address and Number)
(Country and Postal/Zip Code)	(City and Province or State)
(Telephone – Business Hours)	(Country and Postal/Zip Code)
(Social Insurance, Social Security Number or Tax Identification
Number)
(Email Address)

BOX C – SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY

BOX D
TAX DEFERRAL ELECTION

The beneficial owner of the Minefinders Shares represented by the certificate(s) or DRS advices listed in this Letter of Transmittal, provided he, she or it is an "Eligible Holder" as defined below, is entitled to make a joint tax election (a "Section 85 Election") with Pan American as described in the Circular, "Certain Canadian Federal Income Tax Considerations —Holders Resident in Canada —Resident Holder Receiving Cash and Pan American Shares – With a Section 85 Election", in respect of the Pan American Shares received as partial consideration for the Eligible Holder's Minefinders Shares.

Pan American will post a tax instruction letter on its website (www.panamericansilver.com) on or before the first business day after the Effective Date setting out the procedures that the Eligible Holder must follow in order to make a valid Section 85 Election.

Eligible Holders are cautioned that Pan American will have no obligation, and does not intend, to make a Section 85 Election with any Eligible Holder who does not comply strictly with the procedures and timelines set out in the tax instruction letter. Pan American shall not be responsible for the proper completion of any Section 85 Election form or have any other liability or obligation in respect thereof except for the obligation to sign and deliver completed Section 85 Election forms for which it received the necessary information within the timelines as set out in the tax instruction letter.

An "Eligible Holder" means a beneficial holder of Minefinders Shares that is (a) a resident of Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act") and not exempt from tax under Part I of the Tax Act, or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act).

Each Eligible Holder should consult the holder's own tax advisors as to whether the holder should make a Section 85 Election and the procedures for doing so. It is the Eligible Holder's responsibility to take the steps required to make a valid Section 85 Election.

BOX E – SIGNATURE GUARANTEE	BOX F – SIGNATURE
(if required under Instruction 3)
Dated: ________________________
Signature guaranteed by:
Authorized Signature	(Signature of Minefinders Shareholder
or Authorized Representative)
Name of Guarantor (please print or type)	(Signature of any Joint Holder)
Address (please print or type)	(Name of Shareholder)
Area Code and Telephone Number	(Name of Authorized Representative)
(Area Code and Daytime Telephone Number)
(Email Address)

BOX G
STATUS AS U.S. SHAREHOLDER

TO BE COMPLETED BY ALL HOLDERS BY SELECTING ONE BOX BELOW
(See Instruction 9)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐ The person signing this Letter of Transmittal represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "U.S. Shareholder" is any holder of Minefinders Shares that is either (a) providing an address in Box A that is located within the United States or any territory or possession thereof or (b) that is a U.S. Person for United States federal income tax purposes as described in Instruction 9.

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding, you must generally complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in Instruction 9, "Important Tax Information For U.S. Shareholders".

BOX H
CURRENCY OF PAYMENT

I elect for the payment of cash to which I am entitled under the Arrangement to be made in U.S. dollars, based on the exchange rate available to the Depositary at its typical banking institution on the date such funds are converted (which may be the Effective Date or any later date and may be a date other than the date the certificate(s) representing the Minefinders Shares being exchanged are received by the Depositary or the date of issue of payment therefor):

☐         U.S. Dollars

Unless the box above is checked, the cash payment for the Minefinders Shares being exchanged will be made in Canadian dollars.

Minefinders Shareholders electing to receive payment of the cash to which they are entitled under the Arrangement in U.S. dollars will be deemed to have acknowledged and agreed that any change to the currency exchange rates of the United States or Canada between the date this Letter of Transmittal is submitted and the date on which the funds are converted by the Depositary will be at the sole risk of the securityholder.

IF THIS LETTER OF TRANSMITTAL IS NOT RECEIVED BY THE DEPOSITARY BY 5:00 P.M. (PACIFIC TIME) ON THURSDAY, MARCH 22, 2012, YOU WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE FULL PRORATION OPTION IN CANADIAN DOLLARS.

If you are a U.S. Shareholder, you must also complete
the accompanying Substitute Form W-9

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

PAYER'S NAME: KINGSDALE SHAREHOLDER SERVICES INC.
SUBSTITUTE	Part I — Taxpayer Identification Number —	Social Security Number
Form W-9	For all accounts, enter your TIN on the
	appropriate line at right. Certify by signing	OR ____________________
Department of	and dating below.
the Treasury		Employer Identification Number
Internal Revenue Service	Name
(If awaiting TIN,
Payer's Request for		write "Applied For")
Taxpayer Identification	Business Name
Number ("TIN")
Please check appropriate box
	☐ Individual/Sole Proprietor	Part II — For Payees exempt from backup withholding,
	☐ Corporation	check the Exempt box below, and complete the
	☐ Partnership	Substitute Form W- 9.
☐ Other
	☐ Limited Liability Company. Enter the tax	Exempt ☐
classification (D = disregarded entity, C =
corporation, P = partnership): ________
Address
City, State, Zip Code

Part III — Certification — Under penalties of perjury, I certify that:

(1)           The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me); and
(2)           I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3)           I am a U.S. Person (including a U.S. resident alien)

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

	____________________________	______________________________
	Signature	Date

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature	Date

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable federal income tax withholding on any payments made to you.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Minefinders Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b)

This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Minefinders Shares and all other required documents must be sent or delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal and must be received by the Depositary no later than 5:00 p.m. (Pacific time) on March 22, 2012.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Minefinders Shares and all other required documents is at the option and risk of the Minefinders Shareholder, and delivery will be deemed effective only when such documents are actually received. Minefinders recommends that the necessary documentation be hand delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Minefinders Shareholders whose Minefinders Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Minefinders Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)	Pan American reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(e)

If the applicable Consideration is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the applicable Consideration or any certificates for Minefinders Shares not surrendered are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown in Box A, the appropriate boxes on this Letter of Transmittal should be completed (Box A and Box B).

2.	Signatures

This Letter of Transmittal must be completed and signed by the holder of Minefinders Shares or by such holder's duly authorized representative (in accordance with Instruction 4 below).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or, where applicable, as written on the face of accompanying share certificate(s), without any change whatsoever, and any such certificate(s) need not be endorsed. If the Deposited Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is completed in respect of Minefinders Shares deposited for the account of an Eligible Institution (defined below), the signature is not required to be guaranteed.

(c)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the certificate(s) representing Pan American Shares or the cheque representing cash Consideration, are to be issued to a person other than the registered owner(s):

(i)

any deposited certificate(s) for the Deposited Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s) or, in the case of Deposited Shares which are represented by DRS advice(s) only, an appropriate share transfer power of attorney duly and properly completed by the registered owner(s) must be deposited with the Depositary; and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares or if the Consideration is to be issued in a name other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (see below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Receipt of Currency

The cash payments to former Minefinders Shareholders will be denominated in Canadian dollars. However, Minefinders Shareholders may elect to receive payment of the cash to which they are entitled under the Arrangement in U.S. dollars by checking the box set out in Box H of this Letter of Transmittal, in which case each such Minefinders Shareholder will have acknowledged and agreed that the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Minefinders Shareholders electing to have the payment of the cash to which they are entitled under the Arrangement made in U.S. dollars will have further acknowledged and agreed that any change to the currency exchange rates of the United States or Canada will be at the sole risk of such Minefinders Shareholder. The Depositary may receive a fee from its banking institution for referring foreign exchange transactions to it.

If a Minefinders Shareholder wishes to receive cash payments to which it is entitled under the Arrangement in U.S. dollars, the box set out in Box H of this Letter of Transmittal must be checked. Otherwise any cash payments will be made in Canadian dollars.

IF THIS LETTER OF TRANSMITTAL IS NOT RECEIVED BY THE DEPOSITARY BY 5:00 P.M. (PACIFIC TIME) ON THURSDAY, MARCH 22, 2012, YOU WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE FULL PRORATION OPTION IN CANADIAN DOLLARS.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Minefinders, Pan American or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

All certificate(s) and/or certified cheque(s) to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless Box B has been checked). If any certificate(s) and/or certified cheque(s) are to be held for pick-up at the offices of the Depositary, complete Box C. If neither Box A nor Box B is completed, any new certificate(s) and/or certified cheque(s) issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Minefinders. Any certificate(s) or cheque(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

All payments in lieu of the receipt of fractional Pan American Shares will be made in Canadian dollars and by certified cheque in accordance with the instructions indicated by completing Box A or Box B (above).

7.	Lost Certificates

If a certificate representing Minefinders Shares has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Minefinders Shares will respond with replacement requirements (which may include bonding requirement) for payment of the Consideration in accordance with the Arrangement.

8.	Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) for Minefinders Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box A or Box B, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Minefinders.

9.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all separate registrations of Deposited Shares held by the same registered owner(s), the details of additional Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Minefinders Shares are registered in different forms (e.g., "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits of Minefinders Shares will be accepted. All depositing holders of Minefinders Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of deposited Minefinders Shares for payment, except as required by applicable law.

(d)	Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(e)

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Minefinders Shares deposited will be determined by Minefinders and Pan American in their sole discretion. Depositing Minefinders Shareholders agree that such determination shall be final and binding. Minefinders and Pan American reserve the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Minefinders and Pan American reserve the absolute right to waive any defects or irregularities in the deposit of any Minefinders Shares. No deposit of Minefinders Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on Minefinders, Pan American or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give such notice. Minefinders and Pan American's interpretation of the terms and conditions of the Arrangement, the Circular and this Letter of Transmittal will be final and binding.

(f)

Under no circumstances will any amount be paid by Pan American or the Depositary by reason of any delay in exchanging any Minefinders Shares or in making payments in lieu of fractional Pan American Shares to any person on account of Minefinders Shares accepted for exchange pursuant to the Arrangement.

(g)	Any questions should be directed to the Depositary at 1-877-659-1818 or by e-mail to contactus@kingsdaleshareholder.com.

10.	Important Tax Information for U.S. Shareholders

To ensure compliance with Treasury Department Circular 230, you are hereby notified that any discussion of tax matters set forth in this Letter of Transmittal was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding tax-related penalties under federal, state, or local tax law. You should seek advice based on your particular circumstances from an independent tax advisor.

To prevent backup withholding on any payment of cash made to a U.S. Shareholder (or person acting on behalf of a U.S. Shareholder) pursuant to the Arrangement, you are required, if you are a U.S. Person (as defined below), (i) to notify the Depositary of your current U.S. taxpayer identification number, or TIN, (or the TIN of the person on whose behalf you are acting) by completing the Substitute Form W-9 as described more fully below, or (ii) to otherwise establish a basis for exemption from backup withholding. If you are a shareholder that is not a U.S. Person but provides a mailing address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding. You should speak to your tax advisor to obtain this form.

If backup withholding applies, the Depositary is required to withhold 28% of the amount of any payments of cash made pursuant to the Arrangement. Backup withholding is not an additional tax. Amounts withheld are creditable against the U.S. Shareholder's regular United States federal income tax liability, and any amount overwithheld generally will be refundable to the U.S. Shareholder if the U.S. Shareholder properly files a United States federal income tax return.

Certain U.S. Shareholders are exempt from backup withholding. If you are an exempt U.S. Shareholder, you should furnish your TIN, check the "Exempt" box in Part II of the Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Depositary.

Each U.S. Shareholder is urged to consult his or her own tax advisor to determine whether such U.S. Shareholder is required to furnish Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

You are a U.S. person ("U.S. Person"), if you are, for U.S. federal income tax purposes, (1) an individual citizen or a resident of the United States (including a U.S. resident alien), (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or any state thereof or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if (i) such trust has validly elected to be treated as a U.S. Person for United States federal income tax purposes or (ii) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. Persons are authorized to control all substantial decisions of the trust.

Each tendering U.S. Person that is not exempt from backup withholding is required to provide the Depositary with a correct TIN and with certain other information on Substitute Form W-9, which is attached above, and to certify that the TIN provided is correct (or that such U.S. Person is awaiting a TIN) and that the U.S. Person is not subject to backup withholding.

The TIN is generally the U.S. Person's U.S. Social Security number or the U.S. federal employer identification number. The U.S. Person is required to furnish the TIN of the registered holder of the Minefinders Shares. The U.S. Shareholder may write "Applied For" on the Substitute Form W-9 if the tendering U.S. Person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Shareholder writes "Applied For" on the TIN line of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. Persons are not subject to these backup withholding and reporting requirements.

Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. Person to a penalty imposed by the Internal Revenue Service and backup withholding at the rate of 28% on any payment of cash made pursuant to the Arrangement. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

Shareholders that are not U. S. Persons but provide a mailing address in the United States may be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. You should speak to your tax advisor to obtain this form. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

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The Depositary and Information Agent for the Arrangement is:

By Mail	By Registered Mail, by Hand or by
Courier
The Exchange Tower
130 King Street West, Suite 2950	The Exchange Tower
P.O. Box 361	130 King Street West, Suite 2950
Toronto, Ontario, Canada	Toronto, Ontario, Canada
M5X 1E2	M5X 1E2

North American Toll Free Phone:
1-877-659-1818

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Delivery of this Letter of Transmittal to an address other than as set forth above does not constitute a valid delivery.